UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

PURSUANT TO REGULATION A

April 21, 2026

(Date of Report (Date of earliest event reported))

RealtyMogul Apartment Growth REIT, Inc.

(Exact name of issuer as specified in its charter)

Maryland	81-5263630
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)

333 S. Garland Ave Suite 1300

Orlando, Florida 32801

(Full mailing address of principal executive offices)

(407) 876-1702

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Suspension of Distribution Reinvestment Plan

On April 21, 2026, the board of directors of RealtyMogul Apartment Growth REIT, Inc. (the “Company”) approved the suspension of the Company’s distribution reinvestment plan (the “DRIP”) to limit ongoing issuances of shares of the Company’s common stock (the “Common Stock”) and maintain greater control over capital activity . Shares of Common Stock shall cease to be issued thereunder effective ten days after notice of such suspension to participants as required by the DRIP.

Suspension of Share Repurchase Program

On April 21, 2026, the board of directors of the Company approved the suspension of the Company’s share repurchase program (“SRP”) to preserve liquidity and financial flexibility as the Company actively manages through a period of portfolio transition. Effective as of April 21, 2026, the Company ceased repurchasing shares of its Common Stock pursuant to the SRP and is no longer accepting or processing any repurchase requests submitted pursuant to the SRP on or after April 21, 2026.

Ridgeline View Townhomes – Vancouver, Washington

As previously disclosed, on May 19, 2023, we acquired a $4,000,000 joint-venture limited partnership equity investment (the “Equity Investment”) in RM Ridgeline View, LLC (“Ridgeline View”), an entity that owns Ridgeline View Townhomes, a 50-unit, Class A townhome community (the “Ridgeline View Property”) in Vancouver, Washington. In connection with the Equity Investment, Ridgeline View entered into a five-year loan from an unaffiliated lender in the amount of $11,765,000 (the “Ridgeline Loan”). On April 24, 2026, the Company issued a promissory note to Ridgeline View in the aggregate principal amount of $462,500 (the “Ridgeline Member Loan”).

We expect the Ridgeline Member Loan proceeds will be used by Ridgeline View to pay for, among other things, a required deposit to the lender for the Ridgeline Loan. Repayment of the Ridgeline Member Loan receives priority over distributions in respect of the Equity Investment in Ridgeline View, and the Ridgeline Member Loan must be repaid in full, including any accrued interest, before any distributions are made to common equity holders.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REALTYMOGUL APARTMENT GROWTH REIT, INC.

By:	/s/ Christopher D. Wideman
Name:	Christopher D. Wideman
Title:	Chief Executive Officer and President

Dated: April 29, 2026